Exhibit 12

CONAGRA FOODS, INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(Dollars in millions)

	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before income taxes, equity method investment earnings and cumulative effect of changes in accounting	$955.4	$998.4	$815.0	$825.9	$795.9
Add/(deduct):
Fixed charges	373.2	407.9	394.7	412.6	535.6
Distributed income of equity investees	21.8	24.5	24.4	16.7	16.4
Capitalized interest	(5.0)	(8.6)	(4.4)	(3.9)	(6.0)
Preferred distributions of subsidiary	—	—	(3.5)	(8.8)	(25.1)
Earnings available for fixed charges (a)	$1,345.4	$1,422.2	$1,226.2	$1,242.5	$1,316.8
Fixed Charges:
Interest expense	$281.5	$322.1	$324.5	$328.4	$417.2
Capitalized interest	5.0	8.6	4.4	3.9	6.0
Interest in cost of goods sold	25.8	19.3	13.4	15.3	20.8
Preferred distributions of subsidiary	—	—	3.5	8.8	25.1
One third of rental expense(1)	60.9	58.0	48.9	56.2	66.5
Total fixed charges (b)	$373.2	$408.0	$394.7	$412.6	$535.6
Ratio of earnings to fixed charges (a/b)	3.6	3.5	3.1	3.0	2.5

(1)                Considered to be representative of interest factor in rental expense.

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